GOLDEN ARROW MERGER CORP.
10 E. 53rd Street, 13th Floor

New York, NY 10022

March 15, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549
Attention: Jane Park

Re:	Golden Arrow Merger Corp.
Registration Statement on Form S-1
Filed February 24, 2021, as amended
File No. 333-253465

Dear Ms. Park:

Golden Arrow Merger Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-253465), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on Tuesday, March 16, 2021, or as soon thereafter as possible.

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Sincerely,

GOLDEN ARROW MERGER CORP.

By:	/s/ Timothy Babich
Name:	Timothy Babich
Title:	Chief Executive Officer

[Signature Page to Acceleration Request]